As filed with the Securities and Exchange Commission
                              on December 15, 1995


                                         Securities Act Registration No. 2-72097
                                Investment Company Act Registration No. 811-3175

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               __________________

                                   FORM N-1A

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]
                           Pre-Effective Amendment No.                       [ ]


                         Post-Effective Amendment No. 22                     [X]


                                     and/or
                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940                      [X]


                                Amendment No. 23                             [X]


                        (Check appropriate box or boxes)
                               __________________


                         PRUDENTIAL UTILITY FUND, INC.

               (Exact name of registrant as specified in charter)

                               ONE SEAPORT PLAZA,
                            NEW YORK, NEW YORK 10292
              (Address of Principal Executive Offices) (Zip Code)

       Registrant's Telephone Number, including Area Code: (212) 214-1250

                               S. Jane Rose, Esq.
                               One Seaport Plaza
                            New York, New York 10292
                    (Name and Address of Agent for Service)

                 Approximate date of proposed public offering:
                   As soon as practicable after the effective
                      date of the Registration Statement.

             It is proposed that this filing will become effective
                            (check appropriate box):

             [ ] immediately upon filing pursuant to paragraph (b)

             [ ] on (date) pursuant to paragraph (b)

             [ ] 60 days after filing pursuant to paragraph (a)(1)


             [X] on March 4, 1996 pursuant to paragraph (a)(1)


             [ ] 75 days after filing pursuant to paragraph (a)(2)

             [ ] on (date)  pursuant to paragraph  (a)(2) of Rule 485
                 If  appropriate, check the  following  box:

             [ ] this  post-effective  amendment  designates a new
                 effective date for a previously filed post-effective amendment


Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has previously registered an indefinite number of shares of its Common Stock, par value $.01 per share. The Registrant will file a notice under such Rule for its fiscal year ending December 31, 1995 on or before February 29, 1996.


================================================================================

                              CROSS REFERENCE SHEET
                            (as required by Rule 495)

N-1A Item No.                                    Location
_____________                                    _________

Part A

Item  1. Cover Page ........................Cover Page
Item  2. Synopsis ..........................Fund Expenses; Fund Highlights
Item  3. Condensed Financial Information ...Fund Expenses; Selected Per Share
                                            Data and Ratios; How the Fund
                                            Calculates Performance
Item  4. General Description of Registrant .Cover Page; Fund Highlights; How the
                                            Fund Invests; General Information
Item  5. Management of the Fund ............Selected Per Share Data and Ratios;
                                            How the Fund is Managed
Item  6. Capital Stock and Other
           Securities ......................Taxes, Dividends and Distributions;
                                            General Information
Item  7. Purchase of Securities Being
           Offered .........................Shareholder Guide; How the Fund
                                            Values its Shares
Item  8. Redemption or Repurchase ..........Shareholder Guide; How the Fund
                                            Values its Shares; General
                                            Information
Item  9. Pending Legal Proceedings .........How the Fund is Managed


Part B

Item 10. Cover Page ........................Cover Page
Item 11. Table of Contents .................Table of Contents
Item 12. General Information and History ...General Information
Item 13. Investment Objectives and
           Policies ........................Investment Objective and Policies;
                                            Investment Restrictions
Item 14. Management of the Fund ............Directors and Officers; Manager;
                                            Distributor
Item 15. Control Persons and Principal
           Holders of Securities ...........Not Applicable
Item 16. Investment Advisory and Other
           Services ........................Manager; Distributor; Custodian and
                                            Transfer and Dividend Disbursing
                                            Agent and Independent Accountants
Item 17. Brokerage Allocation and
           Other Practices .................Portfolio Transactions and Brokerage
Item 18. Capital Stock and Other
           Securities ......................Not Applicable
Item 19. Purchase, Redemption and Pricing
           of Securities Being Offered .....Purchase and Redemption of Fund
                                            Shares; Shareholder Investment
                                            Account; Net Asset Value
Item 20. Tax Status ........................Taxes
Item 21. Underwriters ......................Distributor
Item 22. Calculation of Performance Data ...Performance Information
Item 23. Financial Statements ..............Financial Statements


Part C

      Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Post-Effective Amendment to the Registration Statement.

    The Prospectuses, as supplemented, are incorporated herein by reference in their entirety from Post-Effective Amendment No. 21 to Registrant's Registration Statement (File No. 2-72097) filed on October 27, 1995.

    The Statement of Additional information, as supplemented, is incorporated herein by reference in its entirety from Post-Effective Amendment No. 21 to Registrant's Registration Statement (File No. 2-72097) filed on October 27, 1995.

                                     PART C

                                OTHER INFORMATION



Item 24. Financial Statements and Exhibits.

    (a) Financial Statements:

        (1) Financial Statements included in the Prospectus constituting Part A of this Registration Statement:

            Financial Highlights.

        (2) Financial  Statements  included  in  the  Statement  of   Additional
    Information constituting Part B of this Registration Statement:

            Portfolio of Investments at December 31, 1994 and June 30, 1995 (unaudited).

            Statement of Assets and Liabilities at December 31, 1994 and June 30, 1995 (unaudited).

            Statement of Operations for the Year Ended December 31, 1994 and six months ended June 30, 1995 (unaudited).

            Statement of Changes in Net Assets for the Year Ended December 31, 1994 and six months ended June 30, 1995 (unaudited).

            Notes to Financial Statements.

            Financial Highlights for the Five Years Ended December 31, 1994 and six months ended June 30, 1995 (unaudited).

            Report of Independent Accountants.


   (b) Exhibits:

        1. (a) Articles of Amendment to Articles of Incorporation, incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

           (b) Articles of Restatement, incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

        2. (a) By-Laws, incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

        4. (a) Specimen Stock Certificate issued by the Registrant, incorporated by reference to Exhibit 4 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on March 1, 1988.

           (b) Specimen Stock Certificate for Class A shares, incorporated by reference to Exhibit 4(b) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A (File No. 2-72097) filed on April 30, 1990.



        5. (a) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation, incorporated by reference to Exhibit 5(b) to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on March 1, 1988.


           (b) Amended  Management  Agreement,  incorporated  by  reference   to
           Exhibit 5(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.


        6. (a)(i) Underwriting Agreement, incorporated by reference to Exhibit 6(a)(i) to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

           (ii) Selected Dealers Agreement (Initial Offering), incorporated by reference to Exhibit 6(a)(ii) to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

           (iii) Selected Dealers Agreement (Continuous Offering), incorporated by reference to Exhibit 6(b)(ii) to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

           (b) Distribution Agreement for Class A shares, incorporated by reference to Exhibit 6(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

           (c) Distribution Agreement for Class B shares, incorporated by reference to Exhibit 6(c) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

           (d) Distribution Agreement for Class C shares, incorporated by reference to Exhibit 6(d) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.


           (e) Form of Distribution Agreement for Class Z shares, incorporated by reference to Exhibit 6(e) to Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on October 27, 1995.


        8. (a) Custodian Agreement between the Registrant and State Street Bank and Trust Company, incorporated by reference to Exhibit 8 to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

           (b) Joint Custody Agreement between the Registrant and State Street Bank & Trust, incorporated by reference to Exhibit 8(b) to Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (File No. 2-72097) filed on April 30, 1991.


        9. Transfer Agency and Service Agreement between the Registrant and Prudential Mutual Fund Services, Inc., incorporated by reference to
           Exhibit 9 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on March 1, 1988.


      10.  (a) Opinion of  Sullivan & Cromwell,  incorporated  by  reference  to
           Exhibit 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.


           (b) Opinion of Counsel, incorporated by reference to Exhibit 10(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.


      11.  Consent of Independent Accountants.*


      13. Purchase Agreement, incorporated by reference to Exhibit 13 to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.


      15. (a) Distribution and Service Plan for Class A shares, incorporated by reference to Exhibit 15(a) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.


           (b) Distribution and Service Plan for Class B shares, incorporated by reference to Exhibit 15(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.


           (c) Distribution and Service Plan for Class C shares, incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.


      16. (a) Calculation of Performance Information for Class B shares, incorporated by reference to Exhibit 16 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on March 1, 1988.


           (b) Schedule of Computation of Performance Quotations relating to Average Annual Total Return for Class A shares, incorporated by reference to Exhibit 16(b) to Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (File No. 2-72097) filed on April 30, 1991.


           (c) Schedule of Computation of Performance Quotations relating to Aggregate Total Return for Class A and ClassB shares, incorporated by reference to Exhibit 16(c) to Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A (File No. 2-72097) filed on February 25, 1993.



      17. Financial data schedules, filed as Exhibit 27 to Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on October 27, 1995.


      18.  Rule  18f-3  Plan,   incorporated  by  reference  to  Exhibit  18  to
           Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on October 27, 1995.


Other Exhibits


  Power of Attorney for:
      Robert R. Fortune**
      Delayne Dedrick Gold**
      Harry A. Jacobs, Jr.**
      Thomas A. Owens, Jr.**
      Merle T. Welshans**

________
 *Filed herewith.
**Incorporated by reference to Post-Effective Amendment No. 12 to Registration
  Statement on Form N-1A (File No. 2-72097) filed on November 3, 1989.

Item 25. Persons Controlled by or under Common Control with Registrant.

None.

Item 26. Number of Holders of Securities.


    As of November 3, 1995 there were 191,722, 276,903 and 396 record holders of Class A, Class B and Class C common stock, $.01 par value per share, of the Registrant, respectively.



Item 27. Indemnification.

    As permitted by Sections 17(h) and (i) of the Investment Company Act of 1940 (the 1940 Act) and pursuant to Article VI of the Fund's By-Laws (Exhibit 2 to the Registration Statement), officers, directors, employees and agents of the Registrant will not be liable to the Registrant, any stockholder, officer, director, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.
Section 2-418 of Maryland General Corporation Law permits indemnification of directors who acted in good faith and reasonably believed that the conduct was in the best interests of the Registrant. As permitted by Section 17(i) of the 1940 Act, pursuant to Section 10 of each Distribution Agreement (Exhibits 6(b),
(c) and (d) to the Registration Statement), each Distributor of the Registrant may be indemnified against liabilities which it may incur, except liabilities arising from bad faith, gross negligence, willful misfeasance or reckless disregard of duties.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

    The Registrant has purchased an insurance policy insuring its officers and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers and directors under certain circumstances.

    Section 9 of the amended Management Agreement (Exhibit 5(d) to the Registration Statement) and Section 4 of the Subadvisory Agreement (Exhibit 5(b) to the Registration Statement) limit the liability of Prudential Mutual Fund Management, Inc. (PMF) and The Prudential Investment Corporation (PIC), respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

    The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws and each Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretation of Sections 17(h) and 17(i) of such Act remain in effect and are consistently applied.


Item 28. Business and other Connections of Investment Adviser

    (i) Prudential Mutual Fund Management, Inc. (PMF)

    See "How the Fund Is Managed-Manager" in the Prospectus constituting Part A of this Registration Statement and "Manager" in the Statement of Additional Information constituting Part B of this Registration Statement.

    The business and other connections of the officers of PMF are listed in Schedules A and D of Form ADV of PMF as currently on file with the Securities and Exchange Commission, the text of which is hereby incorporated by reference (File No. 801-31104, filed on March 30, 1994).

    The business and other connections of PMF's directors and principal executive officers are set forth below. Except as otherwise indicated, the address of each person is One Seaport Plaza, New York, NY 10292.


Name and Address      Position with PMF                  Principal Occupations
________________      _________________                  _____________________

Brendan D. Boyle      Executive Vice          Executive Vice President, Director of Marketing and Director, PMF;
                      President,                Senior Vice President, Prudential Securities Incorporated
                      Director of               (Prudential Securities); Chairman and Director of Prudential
                      Marketing and             Mutual Fund Distributors, Inc. (PMFD)
                      Director

Stephen P. Fisher     Senior Vice President   Senior Vice President, PMF; Senior Vice President, Prudential
                                                Securities; Vice President, PMFD

Frank W. Giordano     Executive Vice          Executive Vice President, General Counsel, Secretary and
                      President, General        Director, PMF and PMFD; Senior Vice President, Prudential
                      Counsel,                  Securities; Director, PMFD; Director, Prudential Mutual Fund
                      Secretary and             Services, Inc (PMFS)
                      Director

Robert F. Gunia       Executive Vice          Executive Vice President, Chief Finanical and Administrative Officer,
                      President, Chief          Treasurer and Director, PMF; Senior Vice President,
                      Financial and             Prudential Securities; Executive Vice President, Chief
                      Administrative Officer,   Financial Officer, Treasurer and Director, PMFD;
                      Treasurer and Director    Director, PMFS


Theresa A. Hamacher   Director                Director, PMF; Vice President, Prudential; Vice President,
751 Broad Street                                Prudential Investment Corporation (PIC)
Newark, NJ 07102

Timothy J. O'Brien    Director                President, Chief Executive Officer, Chief Operating
Raritan Plaza One                               Officer and Director, PMFD; Chief Executive Officer and
Edison, NJ 08837                                Director, PMFS; Director, PMF


Richard A. Redeker    President, Chief        President, Chief Executive Officer and Director, PMF; Executive Vice
                      Executive Officer and     President, Director and Member of the Operating Committee,
                      Director                  Prudential Securities; Director, Prudential Securities Group, Inc.
                                                (PSG); Executive Vice President, PIC; Director, PMFD; Director,
                                                PMFS

S. Jane Rose          Senior Vice             Senior Vice President, Senior Counsel and Assistant Secretary, PMF;
                      President, Senior         Senior Vice President and Senior Counsel, Prudential Securities
                      Counsel and
                      Assistant Secretary


    (ii) The Prudential Investment Corporation (PIC)


    See "How the Fund is Managed-Subadviser" in the Prospectus constituting Part A of this Registration Statement and "Subadviser" in the Statement of Additional Information constituting Part B of this Registration Statement.

    The business and other connections of PIC's directors and executive officers are as set forth below. Except as otherwise indicated, the address of each person is Prudential Plaza, Newark, NJ 07101.


Name and Address         Position with PIC                       Principal Occupations
________________         _________________                       _____________________

William M. Bethke        Senior Vice President     Senior Vice President, Prudential; Senior Vice President, PIC
Two Gateway Center
Newark, NJ 07102

John D. Brookmeyer, Jr.  Senior Vice President     Senior Vice President, Prudential; Senior Vice President and
51 JFK Parkway           and Director                Director, PIC
Short Hills, NJ 07078

Barry M. Gillman         Director                  Director, PIC

Theresa A. Hamacher      Vice President            Vice President, Prudential; Vice President, PIC; Director, PMF

Harry E. Knapp, Jr.      President, Chairman of    President, Chairman of the Board, Chief Executive Officer and Director,
                         the Board, Chief            PIC; Vice President, Prudential
                         Executive Officer and
                         Director

William P. Link          Senior Vice President     Executive Vice President, Prudential; Senior Vice President, PIC
Four Gateway Center
Newark, NJ 07102


Richard A. Redeker       Executive Vice            President, Chief Executive Officer and Director, PMF; Executive Vice
One Seaport Plaza        President                   President, Director and Member of the Operating Committee,
New York, NY 10292                                   Prudential Securities; Director, PSG; Executive Vice President, PIC;
                                                     Director, PMFD; Director, PMFS


Eric A. Simonson          Vice President           Vice President and Director, PIC; Executive
                          and Director               Vice President, Prudential

Claude J. Zinngrabe, Jr.  Executive Vice President Vice President, Prudential; Executive Vice President, PIC

Item 29. Principal Underwriters

    (a)(i) Prudential Securities


    Prudential Securities Incorporated is distributor for Prudential Government Securities Trust (Short-Intermediate Term Series), Prudential Jennison Fund, Inc. and The Target Portfolio Trust, and for Class B and Class C shares of The BlackRock Government Income Trust, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Allocation Fund, Prudential California Municipal Fund (California Series and California Income Series), Prudential Diversified Bond Fund, Inc., Prudential Equity Fund, Inc., Prudential Equity Income Fund, Prudential Europe Growth Fund, Inc., Prudential Global Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Limited Maturity Fund, Inc., Prudential Global Natural Resources Fund, Inc., Prudential Government Income Fund, Inc., Prudential Growth Opportunity Fund, Inc., Prudential High Yield Fund, Inc., Prudential Intermediate Global Income Fund, Inc., Prudential Mortgage Income Fund, Inc., Prudential Multi-Sector Fund, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund (except Connecticut Money Market Series, Massachusetts Money Market Series, New Jersey Money Market Series and New York Money Market Series), Prudential National Municipals Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential U.S. Government Fund and Prudential Utility Fund, Inc.


    Prudential Securities is also a depositor for the following unit investment trusts:

                    Corporate Investment Trust Fund
                    Prudential Equity Trust Shares
                    National Equity Trust
                    Prudential Unit Trust
                    Government Securities Equity Trust
                    National Municipal Trust

    (ii) Prudential Mutual Fund Distributors, Inc.


    Prudential Mutual Fund Distributors, Inc. is distributor for Command Government Fund, Command Money Fund, Command Tax-Free Fund, Prudential California Municipal Fund (California Money Market Series), Prudential Government Securities Trust (Money Market Series and U.S. Treasury Money Market Series), Prudential Institutional Liquidity Portfolio, Inc., Prudential-Bache MoneyMart Assets Inc. (d/b/a Prudential MoneyMart Assets), Prudential Municipal Series Fund (Connecticut Money Market Series, Massachusetts Money Market Series, New Jersey Money Market Series and New York Money Market Series), Prudential-Bache Special Money Market Fund, Inc. (d/b/a Prudential Special Money Market Fund), Prudential Tax-Free Money Fund, Inc., and for Class A shares of The BlackRock Government Income Trust, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Allocation Fund, Prudential

California Municipal Fund (California Income and California Series), Prudential Diversified Bond Fund, Inc., Prudential Equity Fund, Inc., Prudential Equity Income Fund, Prudential Europe Growth Fund, Inc., Prudential Global Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Limited Maturity Fund, Inc., Prudential Global Natural Resources Fund, Inc., Prudential Government Income Fund, Inc., Prudential Growth Opportunity Fund, Inc., Prudential High Yield Fund, Inc., Prudential Intermediate Global Income Fund, Inc., Prudential Mortgage Income Fund, Inc., Prudential Multi-Sector Fund, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund (except Connecticut Money Market Series, Massachusetts Money Market Series, New Jersey Money Market Series and New York Money Market Series), Prudential National Municipals Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential U.S. Government Fund and Prudential Utility Fund, Inc.

    (b)(i) Information concerning the directors and officers of Prudential Securities Incorporated is set forth below.

                           Positions and                          Positions and
                           Offices with                           Offices with
Name(1)                    Underwriter                            Registrant
______                     _____________                          _____________

Robert Golden ............ Executive Vice President and Director  None
  One New York Plaza
  New York, NY

Alan D. Hogan ............ Executive Vice President, Chief        None
                             Administrative Officer and Director

George A. Murray ......... Executive Vice President and Director  None

Leland B. Paton .......... Executive Vice President and Director  None
  One New York Plaza
  New York, NY

Martin Pfinsgraff ........ Executive Vice President, Chief        None
                             Financial Officer and Director

Vincent T. Pica, II ...... Executive Vice President and Director  None
  One New York Plaza
  New York, NY

Richard A. Redeker ....... Executive Vice President and Director  President and
                                                                  Director

Hardwick Simmons ......... Chief Executive Officer, President     None
                             and Director

Lee B. Spencer, Jr. ...... Executive Vice President, General      None
                             Counsel, Secretary and Director

    (ii) Prudential Mutual Fund Distributors, Inc.


Name(1)
_______


Joanne Accurso-Soto ......  Vice President                        None
Dennis N. Annarumma ......  Vice President, Assistant Treasurer   None
                              and Assistant Comptroller

Phyllis J. Berman ........  Vice President                        None

Brendan D. Boyle .........  Chairman and Director                 None

Stephen P. Fisher ........  Vice President                        None

Frank W. Giordano ........  Executive Vice President, General     None
                              Counsel, Secretary and Director

Robert F. Gunia ..........  Executive Vice President, Chief       Vice President
                              Financial Officer, Treasurer
                              and Director


Timothy J. O'Brien .......  President, Chief Executive Officer,   None
  Raritan Plaza One           Chief Operating Officer and
  Edison, NJ 08837            Director


Richard A. Redeker .......  Director                              Director and
                                                                  President



Andrew J. Varley .........  Vice President                        None
  Raritan Plaza One
  Edison, NJ 08837


(1)The address of each person named is One Seaport Plaza, New York, NY 10292 unless otherwise indicated.

    (c) Registrant has no principal underwriter who is not an affiliated person of the Registrant.

Item 30. Location of Accounts and Records

    All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules thereunder are maintained at the offices of State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, The Prudential Investment Corporation, Prudential Plaza, 745 Broad Street, Newark, New Jersey 07102 and Two Gateway Center, Newark, New Jersey, 07102, the Registrant, One Seaport Plaza, New York, New York 10292 and Prudential Mutual Fund Services, Inc., Raritan Plaza One, Edison, New Jersey 08837. Documents required by Rules 31a-1(b)(5), (6), (7), (9), (10) and (11) and
31a-1(f) will be kept at 751 Broad Street, documents required by Rules 31a-1(b)(4) and (11) and 31a-1(d) at One Seaport Plaza and the remaining accounts, books and other documents required by such other pertinent provisions of Section 31(a) and the Rules promulgated thereunder will be kept by State Street Bank and Trust Company and Prudential Mutual Fund Services, Inc.

Item 31. Management Services

    Other than as set forth under the captions "How the Fund Is Managed-Manager" and "How the Fund Is Managed- Distributor" in the Prospectus and the captions "Manager" and "Distributor" in the Statement of Additional Information, constituting Parts A and B, respectively, of this Registration Statement, Registrant is not a party to any management-related service contract.

Item 32. Undertakings


    The Registrant hereby undertakes to furnish each person to whom a Prospectus
is  delivered  with  a  copy  of  the  Registrant's   latest  annual  report  to
shareholders  upon  request  and  without  charge.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 15th day of December, 1995.



                                           PRUDENTIAL UTILITY FUND, INC.

                                                   /s/ Richard A. Redeker
                                           By:__________________________________
                                               (Richard A. Redeker, President)


    Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  this
Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                     Title                          Date


     /s/ Eugene S. Stark
_____________________________
       Eugene S. Stark               Treasurer                 December 15, 1995


   /s/ Thomas R. Anderson
_____________________________
      Thomas R. Anderson             Director                  December 15, 1995


   /s/ Robert R. Fortune
_____________________________
      Robert R. Fortune              Director                  December 15, 1995


/s/ Delayne Dedrick Gold
_____________________________
   Delayne Dedrick Gold              Director                  December 15, 1995


  /s/ Harry A. Jacobs, Jr.
_____________________________
     Harry A. Jacobs, Jr.            Director                  December 15, 1995


   /s/ Richard A. Redeker
_____________________________
      Richard A. Redeker             President and Director    December 15, 1995


    /s/ Thomas A. Owens, Jr.
_____________________________
       Thomas A. Owens, Jr.          Director                  December 15, 1995


    /s/ Merle T. Welshans
_____________________________
       Merle T. Welshans             Director                  December 15, 1995

                                  EXHIBIT INDEX

1. (a) Articles of Amendment to Articles of Incorporation, incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

    (b) Articles of Restatement, incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

2. (a) By-Laws, incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

4. (a) Specimen Stock Certificate issued by the Registrant, incorporated by reference to Exhibit 4 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on March 1, 1988.

    (b) Specimen Stock Certificate for Class A shares, incorporated by reference to Exhibit 4(b) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A (File No. 2-72097) filed on April 30, 1990.

    (c) Instruments defining rights of shareholders.

5. (a) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation, incorporated by reference to
    Exhibit 5(b) to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on March 1, 1988.

    (b) Amended Management Agreement, incorporated by reference to Exhibit 5(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

6. (a)(i) Underwriting Agreement, incorporated by reference to Exhibit 6(a)(i) to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

    (ii)  Selected  Dealers  Agreement  (Initial   Offering),   incorporated  by
    reference to Exhibit 6(a)(ii) to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

    (iii) Selected Dealers Agreement (Continuous Offering), incorporated by reference to Exhibit 6(b)(ii) to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

    (b) Distribution Agreement for Class A shares,  incorporated by reference to
    Exhibit 6(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

    (c) Distribution Agreement for Class B shares,  incorporated by reference to
    Exhibit 6(c) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

    (d) Distribution Agreement for Class C shares,  incorporated by reference to
    Exhibit 6(d) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.


    (e) Form of Distribution Agreement for Class Z shares, incorporated by reference to Exhibit 6(e) to Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on October 27, 1995.


8. (a) Custodian Agreement between the Registrant and State Street Bank and Trust Company, incorporated by reference to Exhibit 8 to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

    (b) Joint Custody Agreement between the Registrant and State Street Bank & Trust, incorporated by reference to Exhibit 8(b) to Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (File No. 2-72097) filed on April 30, 1991.

9. Transfer Agency and Service Agreement between the Registrant and Prudential Mutual Fund Services, Inc., incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on March 1, 1988.

10. (a) Opinion of Sullivan & Cromwell, incorporated by reference to Exhibit 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

    (b) Opinion of Counsel, incorporated by reference to Exhibit 10(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

11. Consent of Independent Accountants.*

13. Purchase  Agreement,   incorporated  by  reference  to  Exhibit  13  to  the
    Registration Statement on Form N-1A (File No. 2-72097) filed on May 1, 1981.

15. (a) Distribution and Service Plan for Class A shares, incorporated by reference to Exhibit 15(a) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

    (b) Distribution and Service Plan for Class B shares, incorporated by reference to Exhibit 15(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

    (c) Distribution and Service Plan for Class C shares, incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on March 1, 1995.

16. (a) Calculation of Performance Information for Class B shares, incorporated by reference to Exhibit 16 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 2-72097) filed on March 1, 1988.

    (b) Schedule of Computation of Performance Quotations relating to Average Annual Total Return for Class A shares, incorporated by reference to Exhibit 16(b) to Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (File No. 2-72097) filed on April 30, 1991.

    (c) Schedule of Computation of Performance Quotations relating to Aggregate Total Return for Class A and ClassB shares, incorporated by reference to
    Exhibit 16(c) to Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A (File No. 2-72097) filed on February 25, 1993.


17. Financial data schedules, filed as Exhibit 27 to Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on October 27, 1995.

18. Rule 18f-3 Plan, incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 2-72097) filed via EDGAR on October 27, 1995.

Other Exhibits


  Power of Attorney for:

      Robert R. Fortune**
      Delayne Dedrick Gold**
      Harry A. Jacobs, Jr.**
      Thomas A. Owens, Jr.**
      Merle T. Welshans**


__________
 *Filed herewith.
**Incorporated by reference  to Post-Effective Amendment  No. 12 to Registration
  Statement on Form N-1A (File No. 2-72097) filed on November 3, 1989.